

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2015

George Economou
Chief Executive Officer
DryShips Inc.
109 Kifisias Avenue and Sina Street
151 24, Marousi
Athens, Greece

> **Re:** **DryShips Inc.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed April 7, 2015**
> **File No. 333-202821**

Dear Mr. Economou:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2015 letter.

Selling Shareholders, page 64

1. We note your response to our prior comment 1 and reissue in part. Please confirm that all of the securities offered by the selling shareholders were issued and outstanding prior to the original filing of your registration statement. In this regard, we note your response in your letter dated April 7, 2015 that all of the shares were issued and outstanding prior to the filing of your "amended registration statement." In addition, we note that on page 64 you disclose that a portion of the common shares were previously issued pursuant to restricted stock awards granted under the equity inventive plan dated January 16, 2008, as amended, but do not provide the last date such securities were issued. Please also confirm that you have identified the initial offering transactions in which all of the securities being registered for resale were sold. Specifically, we note that you qualify your discussion of private placements with the word "primarily." Please revise to include

George Economou
DryShips Inc.
April 14, 2015
Page 2

        a description of all applicable private placements without qualification. Refer to Securities Act Rule 430B(b)(2).

        Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Gary J. Wolfe, Esq.
       Seward & Kissel LLP